BC FORM 51-102F3
SECURITIES ACT

MATERIAL CHANGE REPORT

Item 1:	NAME AND ADDRESS OF COMPANY

ENERGY METALS CORPORATION
1238 – 200 Granville Street
Vancouver, BC V6C 1S4

Item 2:	DATE OF MATERIAL CHANGE

September 8, 2006

Item 3:	NEWS RELEASE

September 8, 2006 through the facilities of the Toronto Stock Exchange.

Item 4:	SUMMARY OF MATERIAL CHANGE

High Plains Uranium, Inc. and Energy Metals Corporation announced the issue and sale today to Energy Metals of a CAD$8,000,000 convertible secured debenture of High Plains as contemplated by the parties’ letter of intent announced August 16, 2006.

Item 5:	FULL DESCRIPTION OF MATERIAL CHANGE

High Plains Uranium, Inc. and Energy Metals Corporation announced the issue and sale today to Energy Metals of a CAD$8,000,000 convertible secured debenture of High Plains as contemplated by the parties’ letter of intent (the “LOI”) announced August 16, 2006. The LOI, in addition to the issue of the convertible secured debenture, contemplates the business combination of Energy Metals and High Plains and a joint venture option agreement between Energy Metals and High Plains in respect of High Plains' interests in the Gas Hills and North Platte Complex properties in Wyoming.

The convertible secured debenture is not transferable, has a 36 month term and pays interest semi-annually. Interest is set at 5.00% per annum for the first six months after the issue date and the WSJ Prime Rate +3% thereafter. Interest is payable in cash or common shares of High Plains, at its option (based on the 20-day volume weighted average trading price of High Plains' common shares) in respect of the first six months of the term and thereafter in cash. The debenture is convertible at the option of Energy Metals at any time six months after the issue date, and in certain other circumstances upon a change of control of High Plains, at a conversion price of CAD$0.93 per High Plains common share. High Plains does not have the right to repay the principal amount before the maturity of the Debentures. At any time 12 months after the issue date, Energy Metals has the right, on 60-days notice to High Plains, to call the principal amount outstanding on the debenture as well as any accrued and unpaid interest. The obligations of High Plains under the debenture are secured against the assets of High Plains and its U.S. operating subsidiary.

Item 6:	RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUCTION 51- 102

N/A

Item 7:	OMITTED INFORMATION

N/A

Item 8:	EXECUTIVE OFFICER

Paul Matysek – President & Director Tel: 604-684-9007

Item 9:	DATE OF REPORT

Dated at Vancouver, B.C. this 8th day of September, 2006.

“Paul Matysek”
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PAUL MATYSEK, President & Director